


May 8, 2025

Dear Fellow H-D Shareholder,

This week, H Partners' campaign to unseat three long-tenured Harley-Davidson, Inc. ("Harley-Davidson", "Harley", "H-D" or the "Company") directors has gained significant support with two **leading independent proxy advisory firms and organizations representing more than one-third of Harley's U.S. dealer network supporting our campaign to vote "WITHHOLD"** on CEO and Chairman Jochen Zeitz, Presiding Director Thomas Linebarger, and 29-year director Sara Levinson at the Company's Annual Meeting of Shareholders (the "Annual Meeting") next week. Read each of their perspectives on the case for change at Harley below:

- Recommendations from two leading independent proxy advisory firms, Glass, Lewis & Co. ("Glass Lewis") and Egan-Jones Ratings Company ("Egan-Jones"): Press Release

- National Powersports Dealer Association ("NPDA") H-D Council, representing 170+ U.S. Harley-Davidson dealers and joined by eight regional H-D dealer associations: Letter

Targeted Directors Have Destroyed Billions of Dollars in Shareholder Value
- *"… the three directors targeted by H Partners have, during their lengthy board tenures, overseen starkly suboptimal shareholder returns, leaving Harley well off pace relative to key benchmarks."* – **Glass Lewis**[1]

- *"Shareholder returns at Harley-Davidson have been poor for decades…Since a public company's primary responsibility is to return value to shareholders, we view this sustained underperformance as a failure of the management to execute their fiduciary duties."* – **Egan-Jones**[2]

Targeted Directors Have Failed to Hold Management Accountable for Weak Execution
- *"…we believe investors should be concerned that the board not only concedes very limited culpability for Harley's very evident operational struggles, but, in fact, routinely faults external factors and declares strategic success despite a raft of seemingly wide performance misses and retreating metrics."* – **Glass Lewis**[1]

- *"The [NPDA H-D Council] shares many of the concerns presented by H Partners regarding the destruction of culture and poor dealer relations, and we have communicated these concerns to current leadership over the past four years. To date, no meaningful changes have occurred that would strengthen the brand and the future of the dealer network."* – **NPDA H-D Council**[3]

Despite Overseeing $2 Billion[4] in Value Destruction, CEO Zeitz has Been Paid $50 Million[5]
- *"In the case of HOG's CEO pay, we believe that Mr. Zeitz has been egregiously compensated despite poor shareholder returns ever since he took the office of CEO. In our view, the apparent disconnect of executive pay and company performance is troubling, as it rewards the CEO despite eroding shareholder value."* – **Egan-Jones**[2]

H Partners has a Proven Track Record of Value Creation
- *"…we believe that H Partners has a proven track record of unlocking shareholder value, demonstrating their capability to strategically drive a successful turnaround of the company."* – **Egan-Jones**[2]

With less than a week left until the Company's Annual Meeting, time is of the essence. We encourage shareholders to join us in voting **"WITHHOLD"** on the BLUE proxy card on the election of Mr. Zeitz, Mr. Linebarger, and Ms. Levinson to send a strong message to the Board that urgent change is needed at Harley-Davidson.

If you are interested in speaking, we are available to speak at any time so please reach out. You can also visit Free The Eagle - Renew Harley for more information and updates.

Together, we can return this iconic American company to greatness.

Sincerely,
H Partners

1. Permission to use quotations from Glass Lewis was neither sought nor obtained.
2. Permission to use quotations from Egan-Jones was neither sought nor obtained.
3. National Powersports Dealer Association, Harley-Davidson Dealer Council Letter. View Here.
4. CapitalIQ. Calculated from February 28, 2020, through April 8, 2025.
5. Company SEC Filings. Calculated from 2020-2024.